SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

INTERPHARM HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

460588106

(CUSIP Number)

Neil M. Kaufman

Davidoff Malito & Hutcher LLP

200 Garden City Plaza

Suite 315

Garden City, New York 11530

(516) 248-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460588106	Page 2 of 24

1)	Names of Reporting Persons
Perry Sutaria

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

6)	Citizenship or Place of Organization		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	34,823,576 (2)

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (3)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (4)

14)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 460588106	Page 3 of 24

(1)

Includes the aggregate amount of Common Stock and Common Stock issuable upon conversion of Series A-1 Stock, beneficially owned by the Sutarias (as defined in Item 1 of this Schedule 13D) pursuant to the Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)

Includes beneficial ownership of (a) 2,019,166 shares of common stock, par value $.01per share (the “Common Stock”), (b) 624,225 shares of Common Stock issuable upon conversion of 624,225 shares of Series A-1 Preferred Stock, par value $.01 per share (the “Series A-1 Stock”) beneficially owned by Perry Sutaria, (c) 5,526,102 shares of Common Stock held by Rajs Holdings I, LLC, of which Perry Sutaria is the manager, and (d) 8,014,928 shares of Common Stock held by P&K Holdings I, LLC, each of which Perry Sutaria is the manager. The Series A-1 Stock (a) has no voting rights and (b) converts on a 1 to 1 basis into common stock upon:

i.	the Issuer reaching $150,000,000 in revenues;

ii.	a merger, consolidation, sale of assets or similar transaction; or

iii.

a “change in control” which occurs if (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall, acquire and own, beneficially, 50% or more of the Common Stock outstanding, or (b) if following (i) a tender or exchange offer for voting securities of the Issuer or (ii) a proxy contest for the election of directors of the Issuer, the persons who were directors of the Issuer immediately before the initiation of such event cease to constitute a majority of the Board of Directors of the Issuer upon the completion of such tender or exchange offer or proxy contest or within one year after such completion.

(3)

Perry Sutaria disclaims beneficial ownership of any of the shares held by (a) Bhupatlal K. Sutaria, (b) Raj Sutaria, (c) Dr. Maganlal Sutaria, (d) Ravi Sutaria and (e) Ravis Holdings I, LLC. Additionally, Mr. Sutaria expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(4)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 4 of 24

1)	Names of Reporting Persons
Dr. Maganlal K.Sutaria

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

6)	Citizenship or Place of Organization		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	3,802,952 (2)

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (3)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (4)

14)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 460588106	Page 5 of 24

(1)

Includes aggregate amount of the Common Stock and Series A-1 Stock beneficially owned by the Sutarias (as defined in Item 1 of this Schedule 13D) pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)

Includes (a) 576,800 shares of Common Stock, (b) 2,526,152 shares of Common Stock issuable upon conversion of 2,526,152 shares of Series A-1 Stock, and (c) 700,000 shares of Common Stock issuable within 60 days pursuant to options to purchase 700,000 shares of Common Stock, owned by Dr. Maganlal K. Sutaria. The Series A-1 Stock (a) has no voting rights and (b) converts on a 1 to 1 basis into common stock upon:

i.	the Issuer reaching $150,000,000 in revenues;

ii.	a merger, consolidation, sale of assets or similar transaction; or

iv.

a “change in control” which occurs if (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall, acquire and own, beneficially, 50% or more of the Common Stock outstanding, or (b) if following (i) a tender or exchange offer for voting securities of the Issuer or (ii) a proxy contest for the election of directors of the Issuer, the persons who were directors of the Issuer immediately before the initiation of such event cease to constitute a majority of the Board of Directors of the Issuer upon the completion of such tender or exchange offer or proxy contest or within one year after such completion.

(3)

Dr. Maganlal K. Sutaria disclaims beneficial ownership of any of the shares held by (a) Bhupatlal K. Sutaria, (b) Raj Sutaria, (c) Perry Sutaria, (d) Ravi Sutaria, (e) Rajs Holdings I, LLC, (f) Ravis Holdings I, LLC, and (g) P&K Holdings I, LLC. Additionally, Mr. Sutaria expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(4)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 6 of 24

1)	Names of Reporting Persons
Bhupatlal K. Sutaria

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

6)	Citizenship or Place of Organization		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	11,069,026 (2)

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (3)(4)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (5)

14)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 460588106	Page 7 of 24

(1)

Includes aggregate amount of the Common Stock and Series A-1 Stock beneficially owned by the Sutarias (as defined by Item 1 of this Schedule 13D) pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)	Includes (a) 550,381 shares of Common Stock held by Bhuptatlal Sutaria and (b) 10,158,645 shares of Common Stock held by Ravis Holdings I, LLC, of which Bhupatlal Sutaria is the sole manager.

(3)

Bhupatlal Sutaria disclaims beneficial ownership of any of the shares held by (a) Dr. Maganlal K. Sutaria, (b) Raj Sutaria, (c) Perry Sutaria (d) Ravi Sutaria, (e) Rajs Holdings I, LLC, and (f) P&K Holdings I, LLC. Additionally, Mr. Sutaria expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(4)	Bhupatlal Sutaria expressly disclaims beneficial ownership of the 199,411 shares held by his spouse.

(5)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 8 of 24

1)	Names of Reporting Persons
Rajs Holdings I, LLC

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

6)	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	16,150,327 (2)

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (3)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (4)

14)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 460588106	Page 9 of 24

(1)	Includes aggregate amount of the Common Stock and Series A-1 Stock beneficially owned by the Sutarias pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)

Rajs Holdings I, LLC beneficially owns (a) 15,526,102 shares of Common Stock and (b) 624,225 shares of Common Stock issuable upon conversion of 624,225 shares of Series A-1 Stock. The Series A-1 Stock (a) has no voting rights and (b) converts on a 1 to 1 basis into common stock upon:

i.	the Issuer reaching $150,000,000 in revenues;

ii.	a merger, consolidation, sale of assets or similar transaction; or

v.

a “change in control” which occurs if (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall, acquire and own, beneficially, 50% or more of the Common Stock outstanding, or (b) if following (i) a tender or exchange offer for voting securities of the Issuer or (ii) a proxy contest for the election of directors of the Issuer, the persons who were directors of the Issuer immediately before the initiation of such event cease to constitute a majority of the Board of Directors of the Issuer upon the completion of such tender or exchange offer or proxy contest or within one year after such completion.

(3)

Rajs Holdings I, LLC disclaims beneficial ownership of any of the shares held by (a) Dr. Maganlal K. Sutaria, (b) Raj Sutaria, (c) Perry Sutaria (d) Ravi Sutaria,, (e) Bhupatlal K. Sutaria, and (f) P&K Holdings I, LLC. Additionally, Rajs Holdings I, LLC expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(4)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 10 of 24

1)	Names of Reporting Persons
Raj Sutaria

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	2,780,946 (2)

	10)	Shared Dispositive Power	0)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		[ X ] (3)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (4)

14)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 460588106	Page 11 of 24

(1)

Includes aggregate amount of the Common Stock and Series A-1 Stock beneficially owned by the Sutarias (as defined in Item 1 of this Schedule 13D) pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)	Includes (a) 2,130,946 shares of Common Stock and (b) 650,000 shares of Common Stock issuable within 60 days pursuant to options to purchase 650,000 shares of Common Stock.

(3)

Raj Sutaria disclaims beneficial ownership of any of the shares held by (a) Dr. Maganlal K. Sutaria, (b) Bhupatlal Sutaria, (c) Perry Sutaria, (d) Ravi Sutaria, (e) Ravis Holdings I, LLC and (f) P&K Holdings I, LLC. Additionally, Mr. Sutaria expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(4)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 12 of 24

1)	Names of Reporting Persons

P&K Holdings I, LLC

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	8,014,928

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (2)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (3)

14)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 460588106	Page 13 of 24

(1)

Includes aggregate amount of the Common Stock and Series A-1 Stock beneficially owned by the Sutarias (as described in Item 1 of this Schedule 13D) pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)

P&K Holdings I, LLC disclaims beneficial ownership of any of the shares held by (a) Bhupatlal K. Sutaria, (b) Raj Sutaria, (c) Perry Sutaria, (d) Ravi Sutaria, (e) Rajs Holdings I, LLC, (f) Ravis Holdings I, LLC, (g) Dr. Maganlal K. Sutaria, and (h) P&K Holdings I, LLC. Additionally, P&K Holdings I, LLC expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(3)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 14 of 24

1)	Names of Reporting Persons

Ravis Holdings I, LLC

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

6)	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	10,518,645

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (2)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (3)

14)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 460588106	Page 15 of 24

(1)	Includes aggregate amount of the Common Stock and Preferred Stock beneficially owned by the Sutarias pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)

Ravis Holdings I, LLC disclaims beneficial ownership of any of the shares held by (a) Bhupatlal K. Sutaria, (b) Raj Sutaria, (c) Perry Sutaria, (d) Ravi Sutaria, (e) Rajs Holdings I, LLC, (f) Dr. Maganlal K. Sutaria, and (g) P&K Holdings I, LLC. Additionally, Ravis Holdings I, LLC expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(3)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 16 of 24

1)	Names of Reporting Persons

Ravi Sutaria

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) ☒
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	0

	8)	Shared Voting Power	46,326,370 (1)

	9)	Sole Dispositive Power	1,864,800

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		46,326,370 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (2)

13)	Percent of Class Represented by Amount in Row (11)		64.5% (3)

14)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 460588106	Page 17 of 24

(1)

Includes aggregate amount of the Common Stock and Series A-1 Stock beneficially owned by the Sutarias (as defined in Item 1 of this Schedule 13D) pursuant to Proceeds Sharing Agreement as described in Item 4 of this Schedule 13D.

(2)

Ravi Sutaria disclaims beneficial ownership of any of the shares held by (a) Dr. Maganlal K. Sutaria, (b) Raj Sutaria, (c) Perry Sutaria, (d) Bhupatlal Sutaria, (e) Rajs Holdings I, LLC, (f) Ravis Holdings I, LLC and (g) P&K Holdings I, LLC. Additionally, Mr. Sutaria expressly disclaims beneficial ownership of the Common Stock and Series D-1 Stock beneficially owned by the other parties to the Proceeds Sharing Agreement, as described in Item 4 of this Schedule 13D.

(3)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 18 of 24

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D, filed with the Securities and Exchange Commission (“SEC”) on May 7, 2008 (“Amendment No.3”), relates is the common stock, par value $0.01 per share (the “Common Stock”) of Interpharm Holdings, Inc. (the “Issuer” or the “Company”). The address of the Issuer’s principal executive offices is 75 Adams Avenue, Hauppauge, New York 11788.

Amendment No. 3 supplementally amends (1) the initial statements on Schedule 13D, filed with the SEC by Perry Sutaria on June 9, 2003, and by each of Raj Sutaria and Ravi Sutaria on June 10, 2003, as amended by Amendment No. 1 to Schedule 13D filed by each of Perry Sutaria, Raj Sutaria, and Ravi Sutaria with the SEC on June 30, 2004, as amended by Amendment No. 2 filed by each of Perry Sutaria, Raj Sutaria, and Ravi Sutaria with the SEC on July 13, 2006; and (2) the initial statements on Schedule 13D filed by each of Rajs Holdings I, LLC (“Rajs Holdings”), P & K Holdings I, LLC (“P&K Holdings”), Ravis Holdings I, LLC (“Ravis Holdings”), Dr. Maganlal K. Sutaria, and Bhupatlal K. Sutaria with the SEC on May 7, 2008. Perry Sutaria, Dr. Maganlal K. Sutaria, Bhupatlal K. Sutaria, Rajs Holdings, Raj Sutaria, P & K Holdings, Ravis Holdings; and Ravi Sutaria are collectively referred to as the “Sutarias” or the “Reporting Persons”.

Item 2.	Identity and Background

(a)	No material change.
(b)	No material change.
(c)	No material change.
(d)	No material change.
(e)	No material change.
(f)	No material change.

Item 3. Source and Amount of Funds

No material change.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On April 24, 2008, the Issuer, Interpharm, Inc., a New York corporation (the “Subsidiary”) and with the Issuer (the “Companies”), the majority shareholders of the Issuer and Amneal Pharmaceuticals of New York, LLC (“Amneal”) entered into an Asset Purchase Agreement, which was subsequently amended on May 2, 2008 by the First Amendment to the Asset Purchase Agreement, collectively, (the “Asset Purchase Agreement”), in order to purchase substantially all of the Companies’ assets (the “Asset Purchase Transaction”). In connection with the execution of the Asset Purchase Agreement, the Sutarias entered into a Proceeds Sharing Agreement, dated April 24, 2008, which was subsequently amended and restated on May 1, 2008 by the Amended and Restated Proceeds Sharing Agreement, collectively, (the “Proceeds Sharing Agreement”) by and among the Company, the Subsidiary, Tullis-Dickerson Capital Focus III, L.P.(“Tullis Dickerson”) and Aisling Capital II, LP (“Aisling” and with the Sutarias and Tullis Dickerson the “Majority Shareholders”). Pursuant to the Asset Purchase Agreement, the Majority Shareholders agreed, among other things, (i) to cease any activities or discussions with any parties that may be on going with respect to any Acquisition Proposal (as defined in the Asset Purchase Agreement), not to solicit or initiate any Acquisition Proposal and not to participate in any discussions or negotiations regarding any Acquisition Proposal, subject to certain exceptions, and (ii) subject to certain exceptions

CUSIP No. 460588106	Page 19 of 24

not to withdraw or modify their written consent approving the execution, delivery and consummation of each of the transactions contemplated by the Asset Purchase Agreement and other related documents.

             Under the Proceeds Sharing Agreement, the parties agreed to, subject to certain exceptions, hold all shares of Common Stock and Preferred Stock currently held until the stockholder meeting approving the Asset Purchase Transaction, refrain from exercising any dissenter rights or rights of appraisal under applicable law with respect to the Asset Purchase Transaction and vote in favor of the Asset Purchase at such meeting. In addition, under the Proceeds Sharing Agreement, the Sutarias, Tullis and Aisling (Tullis and Aisling collectively referred to as the “Series D-1 Holder”) agreed, severally and not jointly, that, if, as a result of the Asset Purchase Transaction, it receives distributions from the Issuer based on its holdings of the Series D-1 Preferred Stock in excess of $6,500,000 (the “Excess Amount”), such Series D-1 Holder shall direct the Issuer to distribute or shall itself distribute, the Excess Amount to all holders of the Common Stock on a pro rata basis; provided, that, the Excess Amount distributed to the holders of Common Stock may not exceed $3,000,000. Pursuant to the Proceeds Sharing Agreement, the Majority Shareholders agreed, severally and not jointly, that if, as a result of the Asset Purchase Transaction, each of the Series D-1 Holders receive distributions from the Issuer based on their holdings of the Series D-1 Preferred Stock in excess of $2,000,000, each Preferred Holder may direct the Issuer to distribute or shall itself distribute, each such Preferred Holder’s pro rata share of $850,000 to Bhupatlal K. Sutaria as set forth opposite such Preferred Holder’s name in Schedule A of the Proceeds Sharing Agreement and each such Preferred Holder’s pro rata share of $350,000 to Raj Sutaria as set forth opposite such Preferred Holder’s name in Schedule A of the Proceeds Sharing Agreement.

The descriptions contained in this Item 4 contemplated by the Asset Purchase Transaction, the First Amendment to the Asset Purchase Agreement, the Proceeds Sharing Agreement and the Amended and Restated Proceeds Sharing Agreement are qualified in their entirety by reference to the full text of the Asset Purchase Agreement, the First Amendment to the Asset Purchase Agreement, the Proceeds Sharing Agreement and the Amended and Restated Proceeds Sharing Agreement, respectively. A copy of the Asset Purchase Agreement is attached hereto as Exhibit 1. A copy of the First Amendment to the Asset Purchase Agreement is attached hereto as Exhibit 2. A copy of the Proceeds Sharing Agreement is attached hereto as Exhibit 3. A copy of the Amended and Restated Proceeds Sharing Agreement is attached hereto as Exhibit 4.

By virtue of the Proceeds Sharing Agreement, the Reporting Persons may be deemed to have formed a “group”, within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, with the parties of the Proceeds Sharing Agreement and may be deemed to have greater voting control over the shares of common stock. However, each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other parties to the Proceeds Sharing Agreement.

Upon information and belief, the other parties to the Proceeds Sharing Agreement will be filing their own Schedule 13D separately, with respect to the Issuer.

In connection with the Asset Purchase Transaction, the Company will be delisting and terminating the registration of the Common Stock of the Company under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 460588106	Page 20 of 24

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)            Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 46,326,370 shares of Common Stock (approximately 65.4% of the outstanding shares of Common Stock), consisting of: (i) 41,201,768 shares of Common Stock (ii) 3,774,602 shares of Common Stock issuable upon conversion of 3,774,602 shares of Series A-1 Stock; and (iii) 1,350,000 shares of Common Stock issuable upon exercise within 60 days pursuant to options to purchase 1,350,000 shares of Common Stock. The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 66,738,422 shares of Common Stock outstanding as of February 11, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly report on Form 10-Q filed with the SEC on February 15, 2008. As discussed in Item 4 above, the Reporting Persons may be deemed to be a group with the parties to the Proceeds Sharing Agreement within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, however, the Reporting Persons disclaim the creation of a group with the parties to the Proceeds Sharing Agreement.

(b)        The following describes each of the Reporting Persons respective interest in the aggregate amount of 46,326,370 shares of Common Stock held by the Sutarias.

•	Perry Sutaria
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 34,823,576
•	Shared Dispositive Power: 0

•	Dr. Maganlal K. Sutaria
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 3,802,952
•	Shared Dispositive Power: 0

•	Bhupatlal K. Sutaria
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 11,069,026
•	Shared Dispositive Power: 0

•	Rajs Holdings I, LLC
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 16,150,327
•	Shared Dispositive Power: 0

•	Raj Sutaria
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 2,780,946
•	Shared Dispositive Power: 0

CUSIP No. 460588106	Page 21 of 24

•	P & K Holdings I, LLC
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 8,014,928
•	Shared Dispositive Power: 0

•	Ravis Holdings I, LLC
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 10,518,645
•	Shared Dispositive Power: 0

•	Ravi Sutaria
•	Sole Voting Power: 0
•	Shared Voting Power: 46,326,370
•	Sole Dispositive Power: 1,864,800
•	Shared Dispositive Power: 0

The Reporting Persons, as defined in Item 1, beneficially own 46,326,370 of the Common Stock, which represents 64.5% of the Company. In connection with the Asset Purchase Transaction and pursuant to the Proceeds Sharing Agreement, the above-listed Sutarias are acting as a group, as defined by Section 13(d) of the Securities and Exchange Act, with respect to the voting rights of the securities held. The Reporting Persons are acting as a group solely for the purposes of the Asset Purchase Transaction and in accordance with the terms of the Proceeds Sharing Agreement. The Reporting Persons disclaim their ability to direct the voting of Issuer shares, other than those held directly by the Reporting Persons, as a result of the proceeds Sharing Agreement as discussed in Item 4 above.

As described in Item 4 above, pursuant to the Proceeds Sharing Agreement, the Sutarias agreed to vote all of the shares of Common Stock and Series A-1 Preferred Stock beneficially owned by them, in favor of the Asset Purchase Transaction.

(c)            During the sixty (60) days on or prior to April 24, 2008, the Sutarias effected the following transactions in Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock:

•	On March 13, 2008, Ravi Sutaria sold an aggregate 35,000 shares of Common Stock, at $.2365 per share, on the open market.
•	On April 4, 2008, Bhupatlal Sutaria sold an aggregate 60,350 shares of Common Stock, at $.2019 per share, on the open market.
•	On April 9, 2008, Bhupatlal Sutaria sold an aggregate 200 shares of Common Stock, at $.2100 per share, on the open market.
•	On April 10, 2008, Bhupatlal Sutaria sold an aggregate 18,300 shares of Common Stock, at $.2000 per share, on the open market.
•	On April 14, 2008, Bhupatlal Sutaria sold an aggregate 21,150 shares of Common Stock, at $.1505 per share, on the open market.

CUSIP No. 460588106	Page 22 of 24

(d)            The respective members of each of the Reporting Persons Raj Holdings, P&K Holdings, and Ravis Holdings, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of each such respective Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference, otherwise, the information set forth in Item 6 remains unchanged.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by the addition of the following exhibits:

Exhibit

Number	Description

1.	Asset Purchase Agreement, dated April 24, 2008, by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc.

2.

First Amendment to the Asset Purchase Agreement, dated May 2, 2008, by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc.

3.	Proceeds Sharing Agreement, dated as of April 24, 2008, by and among Interpharm Holdings, Inc. and the Majority Shareholders.

4.	Amended and Restated Proceeds Sharing Agreement, dated as of May 1, 2008, by and among the Majority Shareholders.

5.	Joint Filing Agreement, dated as of May 7, 2008, by and between the Sutarias.

CUSIP No. 460588106	Page 23 of 24

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2008

P&K HOLDINGS I, LLC

By:	/s/ Perry Sutaria
Perry Sutaria
Manager

Date:	May 7, 2008

RAJS HOLDINGS I, LLC

By:	/s/ Perry Sutaria
Perry Sutaria
Manager

Date:	May 7, 2008

RAVIS HOLDINGS I, LLC

By:	/s/ Bhupatlal Sutaria
Bhupatlal Sutaria
Manager

Date:	May 7, 2008

/s/ Maganlal Sutaria
Dr. Maganlal K. Sutaria

Date:	May 7, 2008

/s/ Bhuptalal K. Sutaria
Bhuptalal Sutaria

Date:	May 7, 2008

CUSIP No. 460588106	Page 24 of 24

/s/ Raj Sutaria
Raj Sutaria

Date:	May 7, 2008

/s/ Perry Sutaria
Perry Sutaria

Date:	May 7, 2008

/s/ Ravi Sutaria
Ravi Sutaria

Date:	May 7, 2008